UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD ENERGY V FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Delaware	20-5941122

(State of other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1314 King Street, Wilmington, Delaware	19801

(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (302) 888-7444

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class:

Shares of Membership Interest

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 10 (“Registration Statement”) and the documents Ridgewood Energy V Fund, LLC (the “Fund”) has incorporated by reference into this Registration Statement, other than purely historical information, including estimates, projections, statements relating to the Fund’s business plans, strategies, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “target,” “pursue,” “may,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Examples of such events that could cause actual results to differ materially from historical results or those anticipated include weather conditions, such as hurricanes, changes in market conditions affecting the pricing of oil and natural gas, the cost and availability of equipment, and changes in governmental regulations. The Fund undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

REPORTS TO SHAREHOLDERS

The Fund does not anticipate providing annual reports to shareholders but will make available, upon request, copies of the Fund’s periodic reports filed with the SEC on Form 10-K and on Form 10-Q.

WHERE YOU CAN GET MORE INFORMATION

The Fund will file annual, quarterly and current reports and certain other information with the Securities and Exchange Commission (“SEC”). Persons may read and copy any materials the Fund files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. Eastern Time. Information may be obtained by the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Moreover, Ridgewood Energy Corporation (“Ridgewood Energy” or the “Manager”) maintains a website at http://www.ridgewoodenergy.com that contains important information about the Manager, including biographies of key management personnel, as well as information about the oil and natural gas investments made by the Fund and the other investment programs managed by the Manager. Such information includes, without limitation, a map of the Gulf of Mexico that provides the location of every well and project managed by the Manager along with information as to whether the project is exploratory, in completion or producing. This information is publicly available (i.e., not password protected) and is updated regularly.

ITEM 1. BUSINESS

Overview

The Fund (an exploratory stage enterprise) is a Delaware limited liability company formed on November 21, 2006 to acquire, drill, construct and develop oil and natural gas properties located in the United States offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico. Ridgewood Energy Corporation, a Delaware corporation, is the Manager.

The Fund initiated its private placement offering on January 3, 2007, selling whole and fractional shares of LLC membership interest (“Shares”) primarily at $150 thousand per share. There is no public market for these Shares and one is not likely to develop. In addition, the Shares are subject to material restrictions on transfer and resale and cannot be transferred or resold except in accordance with the Fund’s limited liability company agreement (the “LLC Agreement”) and applicable federal and state securities laws. The offering was terminated on May 16, 2007. The Fund raised $76.0 million and after payment of $12.1 million in offering fees, commissions and investment fees, the Fund had $63.9 million for investments and operating expenses. As of April 18, 2008, the Fund had 884 shareholders.

Manager

Ridgewood Energy was founded in 1982 by Robert E. Swanson. As the Manager, Ridgewood Energy has direct and exclusive control over the management of the Fund’s operations. With respect to project investments, Ridgewood Energy locates potential projects, conducts appropriate due diligence and negotiates and completes the transactions in which the investments are made. This includes not only review of existing title documents, reserve information, and other technical specifications regarding a project, but also the review and preparation of participation agreements and other agreements relating to an investment.

In addition, Ridgewood Energy performs, or arranges for the performance of, the management and administrative services required for Fund operations. Among other services, Ridgewood Energy administers the accounts and handles relations with the shareholders, including tax and other financial information. In addition, Ridgewood Energy provides the Fund with office space, equipment and facilities and other services necessary for its operation. Finally, Ridgewood Energy manages and conducts the Fund’s relations with custodians, depositories, accountants, attorneys, brokers-dealers, corporate fiduciaries, insurers, banks and others, as required.

The Fund is required to pay all other expenses it incurs, including expenses of preparing and printing periodic reports for shareholders and the SEC, commission fees, taxes, outside legal, accounting and consulting fees, litigation expenses and other expenses, if any, properly payable by the Fund. The Fund is required to reimburse the Manager for all such Fund expenses paid by them.

As compensation for their management services, the Manager is entitled to an annual management fee, payable monthly, equal to 2.5% of the total capital contributions made by the Fund’s shareholders, net of cumulative dry-hole costs incurred by the Fund. The Fund paid the Manager fees for its management services totaling $1.6 million for the year ended December 31, 2007. Additionally, the Manager receives a 15% interest in cash distributions made by the Fund. No distributions have been paid by the Fund during the year ended December 31, 2007.

Business Strategy

The Fund’s primary investment objective is to generate cash flow from the acquisition, exploration, production and sale of crude oil and natural gas from oil and natural gas projects. The Fund has invested and participates in exploration and production projects located in the waters of the Gulf of Mexico offshore Louisiana on the Outer Continental Shelf (“OCS”). These activities are governed by the Outer Continental Shelf Lands Act (“OCSLA”) enacted in 1953 and administered by the Mineral Management Services (“MMS”). The Fund generally looks to invest in projects that have been proposed by larger independent oil and natural gas companies seeking to minimize their risks by selling a portion of their interest in a project. These investments may require the Fund to pay a disproportionate part of the drilling costs on the exploratory well of a project than its ownership interest would otherwise require. This is called a promote, which is common in the oil and natural gas exploration industry. In addition, notwithstanding the sale of an interest to the Fund, the seller may retain a right for some period of time to payments from sales of oil and natural gas production from a well or project. This is called an overriding interest which is also common in this industry. Notwithstanding any such promote or overriding interest, the Fund has tried to invest in projects that it believes contain sufficient commercial quantities of oil or natural gas and which are near (i) existing oil or natural gas gathering and processing infrastructure and (ii) developed markets where the Fund can sell its oil or natural gas.

The Fund tries to focus on projects that have significant reserve potential and which are projected to have the shortest time period from investment to first production. The Fund does not operate these projects, and although it has a vote, it is not in control of the schedule pursuant to which its projects are developed and completed. Moreover, when performing due diligence with respect to a project, the Fund must rely on the independent reservoir engineers who are hired and paid, in most cases, by the operator. The Fund does engage certain consultants to examine and review such reserve estimates and seismic information on its behalf.

Manager’s Investment Committee and Investment Criteria

The Manager maintains an investment committee that provides operational, scientific and technical oil and gas expertise to the Fund. Five members of the investment committee are based out of the Manager’s Ridgewood, New Jersey office and four members of the investment committee are based out of the Manager’s Houston, Texas office. In considering projects, the Manager and investment committee investigates each such project against a list of factors that it believes will result in the selection of those projects that have the highest probability of success. These factors, in no particular order, include, but are not limited to, the following (i) targeting projects that have or are expected to have operators with significant resources and experience in oil and gas exploration; (ii) targeting projects that have or are expected to have partners that also have significant resources and experience in oil and gas exploration; (iii) technical quality of the project including its geology, seismic profile, locational trends, and whether the project has potential for multiple prospects; (iv) oil or gas reserve potential; (v) whether and the extent to which the operator participates as a working interest owner in the project; (vi) economic factors, such as potential revenues from the project, the rate of return, and estimated time to first production; (vii) risk factors associated with exploration, as more fully described in this filing; (viii) existence of drilling rigs, platforms and other infrastructure, at or nearby the Project; (ix) proposed drilling schedule; (x) terms of the proposed transaction, including contractual restrictions and obligations and lease term; and (xi) overall cost of the project.

Properties

The Fund owns working interests and has participated in the drilling of eight wells, four that were determined to be dry holes and two that have been determined to be successful, and as a result of the drilling success of Eugene Island 346/347, two additional wells are planned for this leaseblock in the near future.

			Off-shore			Total spent
			Location in	Target	Drilling	through
	Working		Gulf of	Depth	Risk	December 31,
Lease Block	Interest	Operator	Mexico	(Feet)	(a)	2007

					(in thousands)
Future Projects
Eugene Island 346/347 (well #2 and #3)	22.0%	McMoRan	Louisiana	12,900	$2,640	$—

Successful Projects
Eugene Island 346/347	22.0%	McMoRan	Louisiana	12,900	N/A	$9,244
West Cameron 149	25.0%	Newfield	Louisiana	10,300	N/A	$3,612

Dry Holes (b)
Eugene Island 29	40.0%	Zenergy	Louisiana	13,600	N/A	$—
Mississippi Cany on 489/490	8.33%	LLOG	Louisiana	15,500	N/A	$3,264
West Cameron 296	16.67%	Newfield	Louisiana	13,500	N/A	$2,680
Eugene Island 79/82	29.0%	Helis	Louisiana	12,607	N/A	$3,180

(a)

Drilling risk represents the estimated projected dry-hole costs, leasehold costs or sunk costs including promote for project participation per authorization for expenditures (“AFE’s”) adjusted for current operating conditions (i.e. projected cost overruns, increased drilling rates, etc.)

(b)	Dry-hole costs represent wells that have been drilled but do not have commercially productive oil and/or natural gas reservoirs and have been plugged and abandoned

Future Projects/Successful Projects

Eugene Island 346/347
In March 2007, the Fund acquired a 22% working interest in the exploratory project Eugene Island 346/347 from Newfield Exploration Company (“Newfield”), the operator. In June 2007, the well was deemed successful. In August 2007, Newfield sold its interest in this property to McMoRan Exploration Co. (“McMoRan”). At that time, McMoRan assumed Newfield’s responsibilities as the operator of this property. Completion is ongoing and production is expected in July 2008. Through December 31, 2007, the Fund has spent $9.2 million related to this well, for which the total estimated budget is $14.6 million.

Well #2 and Well #3
As a result of the drilling success of the first exploratory well for Eugene Island 346/347, second and third wells will commence drilling in May 2008 and June 2008, respectively. The total estimated budget for these wells is $2.6 million.

West Cameron 149
In November 2007, the Fund acquired a 25% interest in the exploratory project West Cameron 149 from Newfield, the operator. In December 2007, the well was deemed successful. Completion efforts are ongoing and production is expected in September 2008. Through December 31, 2007, the Fund has spent $3.6 million related to this property, for which the total estimated budget is $4.9 million.

Dry Holes

Eugene Island 29
In October 2007, the Fund acquired a 40% working interest in the exploratory project Eugene Island 29 from Zenergy, Inc. (“Zenergy”), the operator. The well began drilling in February 2008. In April 2008, the Fund was informed by Zenergy that the well being drilled on the Eugene Island 29 lease block did not have commercially productive quantities of either natural gas or oil and had been deemed an unsuccessful well, or dry hole. The Fund had not made capital expenditures related to this property at December 31, 2007, however, the Fund expects to record dry-hole costs, including plug and abandonment expenses, of $3.7 million in 2008 related to this dry hole.

Mississippi Canyon 489/490
In the third quarter 2007, the Fund acquired an 8.33% working interest in the exploratory project Mississippi Canyon 489/490 from LLOG Exploration Offshore, Inc. (“LLOG”), the operator of the project. Drilling began in September 2007, and in November 2007 the operator informed the Fund that Mississippi Canyon 489/490 did not have commercially productive quantities of either oil or natural gas and had been deemed an unsuccessful well, or dry hole. Dry-hole costs related to Mississippi Canyon 489/490, including plug and abandonment expenses, incurred by the Fund for the year ended December 31, 2007 were $3.3 million.

West Cameron 296
In the third quarter 2007, the Fund acquired a 16.67% working interest in West Cameron 296 from Newfield, the operator. The property began drilling in September 2007. On November 5, 2007, the Fund was informed by Newfield that the exploratory well being drilled on the West Cameron 296 lease block did not have commercially productive quantities of either natural gas or oil and had been deemed an unsuccessful well or dry hole. Dry-hole costs related to West Cameron 296, including plug and abandonment expenses, incurred by the Fund for the year ended December 31, 2007 were $2.7 million.

Eugene Island 79/82
In April 2007, the Fund acquired a 29% working interest in the exploratory project Eugene Island 79/82 from Helis Oil & Gas Company, L.L.C. (“Helis”), the operator. The property began drilling in April 2007 and in May 2007, the Fund was informed by Helis that the well being drilled on the Eugene Island 79/82 lease block did not have commercially productive quantities of either natural gas or oil and had been deemed an unsuccessful well, or dry hole. Dry-hole costs related to Eugene Island 79/82 incurred by the Fund for the year ended December 31, 2007 were $3.2 million.

Working Interest in Oil and Natural Gas Leases

Existing projects, and future projects, if any, are expected to be located in the waters of the Gulf of Mexico offshore from Texas, Louisiana and Alabama on the OCS. The OCSLA, which was enacted in 1953, governs certain activities with respect to working interests and the exploration of oil and natural gas in the OCS. See further discussion under the heading “Regulation”.

As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

The winning bidder(s) at the lease sale, or the lessee(s), are given a lease by the MMS that grants such lessee(s) the exclusive right to conduct oil and natural gas exploration and production activities within a specific lease block, or working interest. Leases in the OCS are generally issued for a primary lease term of 5, 8 or 10 years depending on the water depth of the lease block. The 5-year lease term is for blocks in water depths generally less than 400 meters, 8 years for depths between 400 meters to 800 meters and 10 years for depths in excess of 800 meters. During this primary lease term, except in limited circumstances, lessees are not subject to any particular requirements to conduct exploratory or development activities. However, once a lessee drills a well and begins production, the lease term is extended for the duration of commercial production.

The lessee of a particular block, for the term of the lease, has the right to drill and develop exploratory wells and conduct other activities throughout the block. If the initial well on the block is successful, a lessee, or third-party operator for a project, may conduct additional geological studies and may determine to drill additional or development wells. If a development well is to be drilled in the block, each lessee owning working interests in the block must be offered the opportunity to participate in, and cover the costs of, the development well up to that particular lessee’s working interest ownership percentage.

Generally, working interests in an offshore gas lease under the OCSLA pay a 16.67% royalty to the MMS for shallow-water projects, and a 12.5% royalty to the MMS for deepwater projects. Therefore, the net revenue interest of the holders of 100% of the working interest in the projects in which the Fund will invest is 83.33% for shallow-water projects and 87.5% for deepwater projects of the total revenue of the project, and, is further reduced by any other royalty burdens that apply to a lease block. However, as described below, the MMS has adopted royalty relief for existing OCS leases for those who drill deep oil and natural gas projects.

Mineral Management Services Deep Natural Gas Royalty Incentive

On January 26, 2004, the MMS promulgated a rule providing incentives for companies to increase deep oil and natural gas production in the Gulf of Mexico (the “Royalty Relief Rule”). Under the Royalty Relief Rule, lessees will be eligible for royalty relief on their existing leases if they drill and perforate wells for new and deeper reserves at depths greater than 15,000 feet subsea. In addition, an even larger royalty relief would be available for wells drilled and perforated deeper than 18,000 feet subsea. It should be noted that the Royalty Relief Rule does not extend to deep waters of the Gulf of Mexico off the continental shelf nor does it apply if the price of natural gas exceeds $10.19 Million British Thermal Units (“mmbtu”), adjusted annually for inflation. The Royalty Relief Rule is limited to leases in a water depth less than 656 feet, or 200 meters. With respect to the Fund’s other projects that are currently drilling, the Fund will determine once completed if the project will be able to claim relief under the Royalty Relief Rule.

In addition to the Royalty Relief Rule promulgated by the MMS, the Deep Water Royalty Relief Act of 1995 (the “Deepwater Relief Act”) was enacted to promote exploration and production of natural gas and oil in the deepwater of the Gulf of Mexico and relieves eligible leases from paying royalties to the U.S. Government on certain defined amounts of deepwater production. The Deepwater Relief Act expired in the year 2000 but was extended by the MMS to promote continued interest in deepwater. For purposes of royalty relief, the MMS defines deepwater as depths in excess of 656 feet, or 200 meters. In order for a lease to be eligible for royalty relief, it must be located in the Gulf of Mexico and west of 87 degrees and 30 minutes West longitude (essentially the Florida-Alabama boundary).

Currently, for leases entered into after November 2000, the MMS assigns a lease a specific volume of royalty suspension based on how the suspension amount would affect the economics of the lease’s development. Any such royalty suspension applicable to a particular lease is generally set forth in the lease auction materials prepared by the MMS. The amount of the suspension, if any, is not determined by water depth levels but rather based upon the MMS’ view of the characteristics and economics of the project. For example, projects deemed relatively secure and safe such as those near existing transportation infrastructure may receive no royalty relief while a similar project far away from any such infrastructure or in an area deemed more risky may receive significant royalty relief. As a result, unlike the royalty relief associated with deep drilling in shallow waters, there is no formulaic or predictable means of determining in advance whether and to what extent royalty relief would be available for a potential deepwater project.

Oil and Natural Gas Agreements

As of the date of this registration statement, none of the Fund’s projects are producing and therefore no definitive arrangements have been made for the sale or transportation of oil and natural gas that may be produced from the Fund’s projects. All of the Fund’s current projects are near existing transportation infrastructure and pipelines. The Manager believes that it is likely that oil and natural gas from the Fund’s other projects will have access to pipeline transportation and be marketed in a similar fashion. As mentioned above in “Manager’s Investment Committee and Investment Criteria”, as part of the Manager’s review of a potential project, access to existing transportation infrastructure is an extremely important factor as the existence of such infrastructure enables production from a successful well to get to market quickly.

Operator

As of the date of this registration statement, the projects in which the Fund has invested are operated and controlled by unaffiliated third-party entities acting as operators (each an “Operator” and collectively, the “Operators”). The Operator is responsible for drilling, administration and production activities for leases jointly owned by working interest owners and acts on behalf of all working interest owners under the terms of the applicable offshore operating agreements. In certain circumstances, Operators will enter into agreements with independent third-party subcontractors and suppliers to provide the various services required for operating leases. Currently, the Fund’s projects are operated by McMoRan and Newfield.

Because the Fund does not operate any of the projects in which it has acquired an interest, shareholders must not only bear the risk that the Manager will be able to select suitable projects, but also that, once selected, such projects will be managed prudently, efficiently and fairly by the Operators.

Insurance

The Manager has obtained hazard, property, general liability and other insurance in commercially reasonable amounts to cover its projects, as well as general liability and similar coverage for its business operations. However, there is no assurance that such insurance will be adequate to protect the Fund from material losses related to the projects. In addition, the Manager’s past practice has been to obtain insurance as a package that is intended to cover most, if not all, of the funds under its management. While the Manager believes it has obtained adequate insurance in accordance with customary industry practices, the possibility exists, depending on the extent of the incident, that insurance coverage may not be sufficient to cover all losses. In addition, depending on the extent, nature and payment of any claims to the Fund’s affiliates, yearly insurance limits may become exhausted and be insufficient to cover a claim made by the Fund in a given year.

Salvage Fund

As to projects in which the Fund owns a working interest, the Fund deposits in a separate interest-bearing account, or a salvage fund, which is in the nature of a sinking fund, money to help provide for the Fund’s proportionate share of the cost of anticipated salvage value of dismantling production platforms and facilities, plugging and abandoning the projects, and removing the platforms, facilities and projects in respect of each of such projects after their useful life, in accordance with applicable federal and state laws and regulations. There is no assurance that the salvage fund will have sufficient assets to meet these requirements and any unfunded expenses, and the Fund may be liable for such expenses. In 2007, the Fund deposited $1.0 million from capital contributions into a salvage fund, which the Fund estimates to be sufficient to meet the Fund’s potential requirements. If management later determines the deposit and earned interest is not enough to cover the Fund’s proportionate share of expense, the Fund will deposit payments from operating income to make up any differences. Any portion of a salvage fund that remains after the Fund pays its share of the actual salvage cost will be distributed to the shareholders. There are no legal restrictions on the withdrawal of the salvage fund.

Seasonality

Generally, the Fund’s business operations are not subject to seasonal fluctuations in the demand for oil and natural gas that would result in more of the Fund’s oil and natural gas being sold, or likely to be sold, during one or more particular months or seasons. Once a project is drilled and reserves of oil and natural gas are determined to exist, the operator of the project extracts such reserves throughout the year. Oil and natural gas, once extracted, can be sold at any time during the year.

However, the Fund’s drilling, production and transportation operations are subject to seasonal risks, such as hurricanes, that may affect the Fund’s ability to bring such oil or natural gas to the market and, consequently, affect the price for such oil and natural gas. The National Hurricane Center defines hurricane season in the Atlantic Region, Caribbean, and Gulf of Mexico to be from June 1 through November 30. During hurricane season, the number and intensity of and resulting damage from hurricanes in the Gulf of Mexico region could affect the gathering and processing infrastructure, drilling platforms or the availability or price of repair or replacement equipment. As a result, these factors may affect the supply and, consequently, the price of oil and natural gas resulting in an increase in price if supplies are reduced. However, even if commodity prices increase because of weather related shortages, the Fund may not be in a position to take immediate advantage of any such price increase if, as a result of such weather related incident, damage occurred to its projects, the gathering infrastructure or in the transportation network.

The Manager has had past experiences which indicate the typical interruption in operations resulting from a hurricane that does not result in significant damage may be approximately three to seven days. The Manager has experienced the range of possible interruptions in operations due to hurricanes from as little as no damage and insignificant or no interruptions to significant damage and extended interruptions. However, it is of course impossible to predict whether and to what extent hurricanes and damage may occur and to which projects.

Customers

The Fund’s existing projects have not yet been developed to the point where reserves of oil and natural gas have been extracted. As a result, the Fund has not yet contracted with third parties to sell such oil and natural gas and therefore has no customers or any one customer upon which it depends for more than ten percent (10%) of the Fund’s revenues.

Energy Prices

Historically, the markets for crude oil and natural gas have been extremely volatile, and they are likely to continue to be volatile in the future. This volatility is caused by numerous factors and market conditions that the Fund cannot control or influence. Therefore, it is impossible to predict the future price of crude oil and natural gas with any certainty. Low commodity prices could have an adverse affect on the Fund’s future profitability. Also, the Fund has not engaged in any price risk management programs or hedges to date.

Competition

Strong competition exists in the acquisition of oil and natural gas leases and in all sectors of the oil and natural gas exploration and production industry. Although the Fund does not compete for the acquisition of working interests from the MMS, it does compete with other companies for the acquisition of percentage ownership interests in oil and natural gas working interests in the secondary market.

In many instances, the Fund competes for projects with large independent oil and natural gas producers who generally have significantly greater access to capital resources, have a larger staff, and more experience in oil and natural gas exploration and production than the Fund. As a result, these larger companies are in a position that they could outbid the Fund for a project. However, because these companies are so large and have such significant resources, they tend to focus more on projects that are larger, have greater reserve potential, but cost significantly more to explore and develop. These larger projects increasingly tend to be projects in the deepwater areas of the Gulf of Mexico and the North Sea off the coast of Great Britain. However, the focus of these companies on larger projects does not necessarily mean that they will not investigate and/or acquire smaller projects in shallow waters for which the Fund competes. Many of these larger companies have participated in the auctions for lease blocks directly from the U.S. Government. In such cases, these companies obtain from the U.S. Government 100% of the leasehold of a particular lease block in the Gulf of Mexico. In order to obtain even more resources to invest in other larger and more expensive projects, they diversify current holdings, including projects they own in the shallow waters of the Gulf of Mexico, by selling off percentage interests in these lease blocks. As a result, very good projects in the shallow waters of the Gulf of Mexico become available. The Fund, therefore, has opportunities to acquire interests in these smaller, yet economically attractive projects.

Employees

The Fund has no employees as the Manager operates and manages the Fund.

Offices

The Manager’s business offices are located at 947 Linwood Avenue, Ridgewood, NJ 07450, and its phone number is 800-942-5550. The Manager also leases additional office space at 11700 Old Katy Road, Houston, TX 77079. In addition, the Manager also maintains leases for other offices that are used for administrative purposes.

Regulation

Oil and natural gas exploration, development and production activities are subject to extensive federal and state laws and regulations. Regulations governing exploration and development activities require, among other things, the Operators of the Fund’s properties to obtain permits to drill projects and to meet bonding, insurance and environmental requirements in order to drill, own or operate projects. In addition, the location of projects, the method of drilling and casing projects, the restoration of properties upon which projects are drilled and the plugging and abandoning of projects are also subject to regulations.

          Outer Continental Shelf Lands Act

The Fund’s projects are located in the offshore waters of the Gulf of Mexico on the OCS. The Fund’s operations and activities, therefore, are governed by, among other things, the OCSLA.

Under OCSLA, the United States federal government has jurisdiction over oil and natural gas development on the OCS. As a result, the United States Secretary of the Interior is empowered to sell exploration, development and production leases of a defined submerged area of the OCS, or a block, through a competitive bidding process. Such activity is conducted by the MMS, an agency of the United States Department of Interior. The MMS administers federal offshore leases pursuant to regulations promulgated under the OCSLA. Lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of offshore operations. In addition, approvals and permits are required from other agencies such as the U.S. Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency. Offshore operations are subject to numerous regulatory requirements, including stringent engineering and construction specifications related to offshore production facilities and pipelines and safety-related regulations concerning the design and operating procedures of these facilities and pipelines. MMS regulations also restrict the flaring or venting of production and proposed regulations would prohibit the flaring of liquid hydrocarbons and oil without prior authorization.

The MMS has also imposed regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. Under certain circumstances, the MMS may require operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect the Fund’s operations and interests.

The MMS conducts auctions for lease blocks of submerged areas offshore. As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

          Sales and Transportation of Natural Gas/Oil

The Fund expects to sell its proportionate share of oil and natural gas to the market and to receive market prices from such sales. These sales are not currently subject to regulation by any federal or state agency. However, in order for it to make such sales the Fund is dependent upon unaffiliated pipeline companies whose rates, terms and conditions of transport are subject to regulation by the Federal Energy Regulatory Commission (“FERC”). The rates, terms and conditions are regulated by FERC pursuant to a variety of statutes including the OSCLA, the Natural Gas Policy Act and the Energy Policy Act of 1992. Generally, depending on certain factors, pipelines can charge rates that are either market-based or cost-of-service. In some circumstances, rates can be agreed upon pursuant to settlement. Thus, the rates that pipelines charge us, although regulated, are beyond the Fund’s control. Nevertheless, such rates would apply uniformly to all transporters on that pipeline and, as a result, the impact to the Fund of any changes in such rates, terms or conditions would not impact its operations differently in any material way than the impact upon other oil or natural gas producers and marketers.

Environmental Matters and Regulation

The Fund’s operations are subject to pervasive environmental laws and regulations governing the discharge of materials into the air and water and the protection of aquatic species and habitats. However, although it shares the liability along with its other working interest owners for any environmental damage, most of the activities to which these environmental laws and regulations apply are conducted by the Operator on the Fund’s behalf. Nevertheless, environmental laws and regulations to which its operations are subject may require the Fund, or the Operator, to acquire permits to commence drilling operations, restrict or prohibit the release of certain materials or substances into the environment, impose the installation of certain environmental control devices, require certain remedial measures to prevent pollution and other discharges such as the plugging of abandoned projects and, finally, impose in some instances severe penalties, fines and liabilities for the environmental damage that is caused by the Fund’s projects.

Some of the environmental laws that apply to oil and natural gas exploration and production are:

     The Oil Pollution Act. The Oil Pollution Act of 1990, as amended (the “OPA”), amends Section 311 of the Federal Water Pollution Control Act of 1972 (the “Clean Water Act”) and was enacted in response to the numerous tanker spills, including the Exxon Valdez that occurred in the 1980s. Among other things, the OPA clarifies the federal response authority to, and increases penalties for, spills. The OPA establishes a new liability regime for oil pollution incidents in the aquatic environment. Essentially, the OPA provides that a responsible party for a vessel or facility from which oil is discharged or that poses a substantial threat of a discharge could be liable for certain specified damages resulting from a discharge of oil, including clean-up and remediation, loss of subsistence use of natural resources, real or personal property damages, as well as certain public and private damages. A responsible party includes a lessee of an offshore facility.

The OPA also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under the OPA, parties responsible for offshore facilities must provide financial assurance of at least $35 million to address oil spills and associated damages. In certain limited circumstances, that amount may be increased to $150 million. As indicated earlier, the Fund has not been required to make any such showing to the MMS as the Operator is responsible for such compliance. However, notwithstanding the Operator’s responsibility for compliance, in the event of an oil spill, the Fund, along with the Operator and other working interest owners, could be liable under the OPA for the resulting environmental damage.

     Clean Water Act. Generally, the Clean Water Act imposes liability for the unauthorized discharge of pollutants, including petroleum products, into the surface and coastal U.S. waters except in strict conformance with discharge permits issued by the federal, or state if applicable, agency. Regulations governing water discharges also impose other requirements, such as the obligation to prepare spill response plans. The Fund’s Operators are responsible for compliance with the Clean Water Act although the Fund may be liable for any failure of the Operator to do so.

     Federal Clean Air Act. The Federal Clean Air Act of 1970, as amended (the “Clean Air Act”) restricts the emission of certain air pollutants. Prior to constructing new facilities, permits may be required before work can commence and existing facilities may be required to incur additional capital costs to add equipment to ensure and maintain compliance. As a result, the Fund’s operations may be required to incur additional costs to comply with the Clean Air Act.

     Other Environmental Laws. In addition to the above, the Fund’s operations may be subject to the Resource Conservation and Recovery Act of 1976, as amended, which regulates the generation, transportation, treatment, storage, disposal and cleanup of certain hazardous wastes, as well as the Comprehensive Environmental Response, Compensation and Liability Act which imposes joint and several liability without regard to fault or legality of conduct on classes of persons who are considered responsible for the release of a hazardous substance into the environment.

The above represents a brief outline of the major environmental laws that may apply to the Fund’s operations. The Fund believes that its Operators are in compliance with each of these environmental laws and the regulations promulgated thereunder. The Fund does not believe that the costs of complying with environmental laws, including federal, state and local, will have a material adverse impact on the financial condition and/or operations of the Fund.

Potential Tax Benefits

The following discussion is a summary of the primary tax benefits of ownership of a membership interest in the Fund and does not include all possible tax benefits or other tax implications of such ownership.

     Deduction of Intangible Drilling and Development Costs

Section 263(c) of the Internal Revenue Code of 1986, as amended (the “Code”) authorizes an election by the Fund to deduct as expenses intangible drilling and development costs incurred in connection with oil and natural gas properties at the time such costs are incurred in accordance with the Fund’s method of accounting, provided that the costs are not more than would be incurred in an arm’s length transaction with an unrelated drilling contractor. Such costs include, for example, amounts paid for labor, fuel, wages, repairs, supplies and hauling necessary to the drilling of the project and preparation of the project for production. Generally, this election applies to items that independently do not have salvage value. Alternatively, each Fund shareholder may elect to capitalize their share of the intangible drilling and development costs and amortize them ratably over a 60-month period.

The Fund may enter into “promote” arrangements whereby the Fund would purchase interests in certain leases and agree to pay a disproportionate part of the costs of drilling the first project thereon. In such situations, the party who is paying more than their share of costs of drilling may not deduct all such costs as intangible drilling and development costs unless their percentage of ownership of the lease is not reduced before they have recovered from the first production of the project an amount equal to the cost they incurred in drilling, completing, equipping and operating the project. The Fund may not have this right in certain of the transactions of this type in which it may engage. If circumstances permit, however, the Fund will adopt the position that all of the intangible drilling and development costs incurred are deductible, even though such costs may be disproportionate to its ownership of the lease, on the basis that such arrangements constitute partnerships for federal income tax purposes and that the excess intangible drilling and development costs are specifically allocable to the Fund. There can be no assurance that this position would prevail against challenge by the Internal Revenue Service (“IRS”).

In the case of a shareholder who constitutes an integrated oil company, 30% of the amount otherwise allowable as a deduction for intangible drilling costs under Section 263(c) must be capitalized and deducted ratably over a 60-month period beginning with the month the costs are paid or incurred. This provision does not apply to nonproductive projects. For this purpose, an integrated oil company is generally defined as an individual or entity with retail sales of oil and natural gas aggregating more than $5 million and refining more than 50,000 barrels per day for the taxable year.

To the extent that drilling and development services were performed for the Fund in 2007, amounts incurred pursuant to bona fide arm’s-length drilling contracts and constituting intangible drilling and development costs were deductible by the Fund in 2007. To the extent that such services are performed in 2008, however, the Fund will only be allowed to deduct for the year 2007 amounts that are:

•	incurred pursuant to bona fide arm’s-length drilling contracts which provide for absolute non-contingent liability for payment, and

•	attributable to wells spud within 90 days after December 31, 2007.

Sections 461(h)(1) and 461(i)(2) of the Code provide, in relevant part:

in determining whether an amount has been incurred with respect to any item during any taxable year, the all events tests shall not be treated as met any earlier than when economic performance with respect to such item occurs.

economic performance with respect to the act of drilling an oil or natural gas well shall be treated as having occurred within a taxable year if drilling of the well commences before the close of the 90th day after the close of a taxable year.

The clear implication of these provisions is that an amount incurred during a taxable year for drilling or completion services which could otherwise be accrued for federal tax purposes will not be disqualified as a deduction merely because the services are performed during the subsequent taxable year (provided that the services commence within the first 90 days of such subsequent year).

Consequently, intangible drilling and development costs meeting the above criteria were deducted by the Fund in 2007 even though a portion of such costs are attributable to services performed during 2008.

Each shareholder, however, may deduct their share of amounts paid in 2007 only to the extent of their cash basis in the Fund as of the end of 2007. For this purpose, a taxpayer’s cash basis in a tax shelter which is taxable as a partnership (such as the Fund) is the taxpayer’s basis in the Fund determined without regard to any amount borrowed by the taxpayer with respect to the Fund which (a) is arranged by the Fund or by any person who participated in the organization, sale or management of the Fund (or any person related to such person within the meaning of Section 461(b)(3)(c)) of the Code, or (b) is secured by any asset of the Fund. Inasmuch as cash basis excludes borrowing arranged by an extremely broad group of persons who could be related to a person who participated in the organization, sale or management of the Fund, it is not possible to express an opinion as to whether each shareholder of the Fund will be allowed to deduct their allocable share of any prepaid drilling expenses to the extent that they exceed their actual cash investment in the Fund.

     Depletion Deductions

Subject to the limitations discussed hereafter, the shareholders will be entitled to deduct, as allowances for depletion under Section 611 of the Code, their share of percentage or cost depletion, whichever is greater, for each oil and natural gas producing project owned by the Fund.

Cost depletion is computed by dividing the basis of the project by the estimated recoverable reserves to obtain a unit cost, then multiplying the unit cost by the number of units sold in the current year. Cost depletion cannot exceed the adjusted basis of the project to which it relates. Thus, cost depletion deductions are limited to the capitalized cost of the project, while percentage depletion may be taken as long as the project is producing income. The depletion allowance for oil and natural gas production will be computed separately by each shareholder and not by the Fund. The Fund will allocate to each shareholder their proportionate share of production and the adjusted basis of each Fund project. Each shareholder must keep records of their share of the adjusted basis and any depletion taken on the project and use their adjusted basis in the computation of gain or loss on the disposition of the project by the Fund.

Percentage depletion with respect to production of oil and natural gas is available only to those qualifying for the independent producer’s exemption, and is limited to an average of 1,000 barrels per day of domestic oil production or 6,000,000 cubic feet per day of domestic natural gas production. The applicable rate of percentage depletion on production under the independent producer exemption is 15% of gross income from oil and natural gas sales. The depletion deduction under the independent producer exemption may not exceed 65% of the taxpayer’s taxable income for the year, computed without regard to certain deductions. Any percentage depletion not allowed as a deduction due to the 65% of adjusted taxable income limitation may be carried over to subsequent years subject to the same annual limitation. For a shareholder that is a trust, the 65% limitation shall be computed without deduction for distributions to beneficiaries during the taxable year.

The determination of whether a shareholder will qualify for the independent producer exemption will be made at the shareholder level. A shareholder who qualifies for the exemption, but whose average daily production exceeds the maximum number of barrels on which percentage depletion can be computed for that year, will have to allocate their exemption proportionately among all of the properties in which they have an interest, including those owned by the Fund. In the event percentage depletion is not available, the shareholder would be entitled to utilize cost depletion as discussed above.

The independent producer exemption is not available to a taxpayer who refines more than 50,000 barrels of oil on any one day in a taxable year or who directly or through a related person sells oil or natural gas or any product derived therefrom (i) through a retail outlet operated by them or a related person or (ii) to any person who occupies a retail outlet which is owned and controlled by the taxpayer or a related person. In general, a related person is defined by Section 613A of the Code as a corporation, partnership, estate, or trust in which the taxpayer has a 5% or greater interest. For the purpose of applying this provision: (a) bulk sales of oil or oil and natural gas to commercial or industrial users are excluded from the definition of retail sales; (b) if the taxpayer or a related person does not export any domestic oil or natural gas production during the taxable year or the immediately preceding year, retail sales outside the U.S. are not deemed to be disqualifying sales; and (c) if the taxpayer’s combined receipts from disqualifying sales do not exceed $5.0 million for the taxable year of all retail outlets taken into account for the purpose of applying this restriction, such taxpayer will not be deemed a retailer.

     Depreciation

Costs of equipment, such as casing, tubing, tanks, pumping units, pipelines, production platforms and other types of tangible property and equipment generally cannot be deducted currently, but may be eligible for accelerated cost recovery. All or part of the depreciation claimed may be subsequently recaptured upon disposition of the property by the Fund or of a share by any shareholder.

In addition, the Code provides for certain uniform capitalization rules that could result in the capitalization rather than deduction of Fund management fee and administration costs.

The information in this discussion is based on the federal income tax laws as in effect on the date of this registration statement. The laws include the Code, current, temporary and proposed regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as expressed in private letter rulings that are not binding on the IRS except for a taxpayer that receives the ruling, and published court decisions. There is a risk that future legislation, regulations, administrative interpretations or court decisions will significantly change the current law or adversely affect existing interpretations of the federal income tax laws. Any change could apply retroactively to transactions preceding the date of the change.

This discussion addresses only those federal income tax considerations that are generally applicable to U.S. Holders. For purposes hereof, a “U.S. Holder” means: (A) a citizen or resident of the United States, (B) a corporation or other entity created or organized under the laws of the United States or any of its political subdivisions, (C) a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or has a valid election in effect under applicable United States treasury regulations to be treated as a United States person, or (D) an estate that is subject to United States federal income tax on its income regardless of source.

This discussion does not discuss all aspects of United States federal income taxation that might be relevant to a specific holder of Shares in light of his, her or its own particular investment or tax circumstances. In particular, except as otherwise expressly provided, the following discussion has only limited application to holders of the Shares which are corporations, partnerships, limited liability companies, estates, trusts, nonresident aliens or to holders of Shares who are subject to specialized tax treatment, including individual retirement and other tax-deferred accounts, banks and other financial institutions, insurance companies, tax-exempt organizations, dealers, brokers or traders in securities or currencies and persons subject to the alternative minimum tax.

ITEM 1A. RISK FACTORS

Not required.

ITEM 2. FINANCIAL INFORMATION

A. SELECTED FINANCIAL DATA

Not required.

B. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Fund’s Business

The Fund (an exploratory stage enterprise) is an independent oil and natural gas producer. The Fund’s primary investment objective is to generate cash flow for distribution to the Fund’s shareholders through participation in oil and natural gas exploration and development projects in the Gulf of Mexico. The Fund began its operations by offering its Shares in a private offering on January 3, 2007. As a result of such offering, it raised $76.0 million through the sale of 513.1226 Shares of LLC membership interests. After the payment of $12.1 million in offering fees, commissions and investment fees to Ridgewood Energy Corporation, affiliates, and broker-dealers, the Fund retained $63.9 million available for investment. Since inception in November 2006, the Fund has acquired an interest in eight offshore projects in the Gulf of Mexico, of which four have resulted in dry holes, two were determined a success, and two that are currently drilling and/or scheduled to drill. See also Item 1. “Business” for additional information regarding the projects of the Fund.

The Manager performs certain duties on the Fund’s behalf including the evaluation of potential projects for investment and ongoing administrative and advisory services associated with these projects. The Fund does not currently, nor is there currently any plan to operate any project in which the Fund participates. The Manager enters into operating agreements with third-party Operators for the management of all exploration, development and producing operations, as appropriate. As compensation for the above duties, the Manager is paid a one-time investment fee (4.5% of initial capital contributions) for the evaluation of projects on the Fund’s behalf and an annual management fee (2.5% of capital contributions, net of cumulative dry-hole cost incurred), payable monthly, for ongoing administrative and advisory duties as well as reimbursement of expenses. The Manager also participates in cash distributions. See also Item 1. “Business”, Item 7. “Certain Relationships and Related Transactions and Director Independence” and this Item under the heading “Liquidity Needs” below for more information regarding services provided to the Fund by the Manager and fees payable to the Manager by the Fund.

Subsequent Events

Eugene Island 29
In October 2007, the Fund acquired a 40% working interest in the exploratory project Eugene Island 29 from Zenergy, the operator. The well began drilling in February 2008. In April 2008, the Fund was informed by Zenergy that the well being drilled on the Eugene Island 29 lease block did not have commercially productive quantities of either natural gas or oil and had been deemed an unsuccessful well, or dry hole. The Fund had not made capital expenditures related to this property at December 31, 2007, however, the Fund expects to record dry-hole costs, including plug and abandonment expenses, of $3.7 million in 2008 related to this dry hole.

Critical Accounting Estimates

The discussion and analysis of the Fund’s financial condition and results of operations are based upon the Fund’s financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles, (“GAAP”). In preparing these financial statements, the Fund is required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of the Fund’s assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of the Fund’s revenues and expenses during the periods presented. The Fund evaluates these estimates and assumptions on an ongoing basis. The Fund bases its estimates and assumptions on historical experience and on various other factors that the Fund believes to be reasonable at the time the estimates and assumptions are made. However, future events and their effects cannot be predicted with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from these estimates and assumptions under different circumstances or conditions, and such differences may be material to the financial statements. See Note 2 – Summary of Significant Accounting Policies of Item 13. “Financial Statements and Supplementary Data” contained in this Registration Statement for a discussion of the Fund’s significant accounting policies.

Accounting for Exploration and Development Costs
Exploration and production activities are accounted for using the successful efforts method. Costs of acquiring unproved and proved oil and gas leasehold acreage, including lease bonuses, brokers’ fees and other related costs are capitalized. Annual lease rentals, exploration expenses and exploratory dry-hole costs are expensed as incurred. Costs of drilling and equipping productive wells, including development dry holes, and related production facilities are capitalized.

The costs of exploratory wells that find oil and gas reserves are capitalized pending determination of whether proved reserves have been found. Exploratory drilling costs remain capitalized after drilling is completed if (1) the well has found a sufficient quantity of reserves to justify completion as a producing well and (2) sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If either of those criteria is not met, or if there is substantial doubt about the economic or operational viability of the project, the capitalized well costs are charged to expense. Indicators of sufficient progress in assessing reserves and the economic and operating viability of a project include: commitment of project personnel, active negotiations for sales contracts with customers, negotiations with governments, Operators and contractors and firm plans for additional drilling and other factors.

Proved Reserves
The Fund plans to engage an independent petroleum engineer to perform a comprehensive study of the Fund’s producing properties and dependent upon timing of discoveries, certain successful properties, to determine the quantities of reserves and the period over which such reserves will be recoverable. The Fund’s estimates of proved reserves are based on the quantities of natural gas and oil that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. However, there are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future revenues, rates of production and timing of development expenditures, including many factors beyond the Fund’s control. The estimation process is very complex and relies on assumptions and subjective interpretations of available geologic, geophysical, engineering and production data and the accuracy of reserve estimates is a function of the quality and quantity of available data, engineering and geological interpretation, and judgment. In addition, as a result of volatility and changing market conditions, commodity prices and future development costs will change from period to period, causing estimates of proved reserves and future net revenues to change. Estimates of proved reserves are key components of the Fund’s most significant financial estimates involving the Fund’s rate for recording depreciation, depletion and amortization.

Unproved Properties
Unproved properties is comprised of capital costs incurred for undeveloped acreage, wells and production facilities in progress, wells pending determination and related capitalized interest. These costs are initially excluded from the depletion base until the outcome of the project has been determined, or generally, until it is known whether proved reserves will or will not be assigned to the property. The Fund assesses all items in the Fund’s unproved property balance on an ongoing basis for possible impairment or reduction in value. The Fund believes that substantially all of the costs included in its unproved property balance will be evaluated within two years.

Asset Retirement Obligations
For oil and natural gas properties, there are obligations to perform removal and remediation activities when the properties are retired. When a project reaches drilling depth and is determined to be either proved or dry, a liability is recognized for the fair value of legally required asset retirement obligations once it can be reasonably estimated. The Fund capitalizes the associated asset retirement costs as part of the carrying amount of the long-lived assets. Plug and abandonment costs associated with unsuccessful projects are expensed as dry-hole costs.

Impairment of Long-Lived Assets
The Fund reviews long-lived assets, including oil and gas fields, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. Long-lived assets are tested based on identifiable cash flows at the field level for oil and gas assets and are largely independent of the cash flows of other assets and liabilities. If the carrying amounts of the long-lived assets are not expected to be recovered by undiscounted future net cash flow estimates, the assets are impaired and an impairment loss is recorded. The amount of impairment is based on the estimated fair value of the assets determined by discounting anticipated future net cash flows.

In the case of oil and gas fields, the present value of future net cash flows is based on management’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal projections and other externally reported information. Oil and natural gas prices used for determining asset impairments will generally differ from those used in the standardized measure of discounted future net cash flows, since the standardized measure requires the use of actual prices on the last day of the year.

Results of Operations

The following table summarizes the Fund’s results of operations for the year ended December 31, 2007, and should be read in conjunction with the Fund’s financial statements and the notes thereto included in Item 15. “Financial Statements and Exhibits”. Although the date of formation is November 21, 2006, the Fund did not begin business activities until January 3, 2007 when it began its private offering of Shares.

Year ended December 31, 2007

Revenue
Oil and gas revenue	$—

Expenses
Dry-hole costs	9,124
Investment fees to affiliate	3,448
Management fees to affiliate	1,566
Other operating expenses	22
General and administrative expenses	668

Total expenses	14,828

Loss from operations	(14,828)
Other income
Interest income	1,827

Net loss	$(13,001)

Oil and Gas Revenue. From inception of the Fund through December 31, 2007, the Fund has not recorded any operating revenue and is considered an exploratory stage enterprise.

Dry-hole costs. Dry-hole costs are those costs incurred to drill and develop a well that is ultimately found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well. The following table summarizes dry-hole costs inclusive of plug and abandonment costs for the year ended December 31, 2007.

Year ended December 31, 2007

(in thousands)
Dry-hole costs
Eugene Island 79/82	$3,180
Mississippi Canyon 490	3,264
West Cameron 296	2,680

$9,124

Investment Fees. The Manager is paid a one-time investment fee. The fee is payable for the service of investigating and evaluating investment opportunities and affecting transactions when the capital contributions are made. Investment fees incurred and paid during the year ended December 31, 2007 were $3.4 million.

Management Fees. The Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole costs incurred by the Fund. Management fees are charged to cover expenses associated with overhead incurred by the Manager for its ongoing management, administrative and advisory services. Such overhead expenses include but are not limited to rent, payroll and benefits for employees of the Manager, and other administrative costs. During the year ended December 31, 2007, management fees totaled $1.6 million.

Other Operating Expenses. Other operating expenses during the year ended December 31, 2007 were $22 thousand related to geological and geophysical costs for the Eugene Island 346/347 property.

General and Administrative Expenses. General and administrative expenses represent costs specifically identifiable or allocable to the Fund, as detailed in the schedule below.

Year ended December 31, 2007

(in thousands)
General and administrative expenses:
Insurance	$551
Accounting and legal	77
Trust fees and other	40

$668

Insurance expense represents premiums related to well control insurance, which increases as drilling activity increases, and directors and officers liability policy, which is allocated by the Manager to the Fund based on capital raised by the Fund to total capital raised by all oil and natural gas funds managed by the Manager. Accounting and legal fees represent annual audit and tax preparation fees, quarterly reviews and filing fees of the Fund. Trust fees represent bank fees associated with the management of the Fund’s short-term investment portfolio in U.S. Treasury securities.

Interest Income. Interest income is comprised of interest earned on money market accounts and short-term investments in U.S. Treasury securities. Interest income for the year ended December 31, 2007 was $1.8 million.

Capital Resources and Liquidity

Operating Cash Flows
Cash flows used in operating activities for the year ended December 31, 2007 were $4.2 million, primarily related to payments for investment fees, management fees and general and administrative expenses of $3.4 million, $1.6 million and $0.7 million, respectively, offset by interest income received of $1.4 million and favorable working capital of $0.1 million.

Investing Cash Flows
Cash flows used in investing activities for the year ended December 31, 2007 were $41.6 million. The Fund made capital expenditures, inclusive of advances to operators, totaling $20.5 million, investments in marketable securities of $20.0 million, and funded a salvage fund for $1.0 million.

Financing Cash Flows
Cash flows provided by financing activities for the year ended December 31, 2007 were $67.3 million, primarily related to cash receipts of $76.0 million obtained from the Fund’s private offering, offset by $8.7 million of payments for syndication costs.

Estimated Capital Expenditures

The Fund has entered into multiple offshore operating agreements for the drilling and development of its investment properties. The estimated capital expenditures associated with these agreements can vary depending on the stage of development on a property-by-property basis. As of December 31, 2007, the Fund has commitments related to authorizations for expenditures totaling $2.5 million for properties. If the properties were to be successful, the Fund would make additional expenditures totaling $6.5 million related to the completion of these properties.

Liquidity Needs

The Fund’s primary short-term liquidity needs are to fund its 2008 operations, including management fees and capital expenditures, with existing cash on-hand and income earned from its short-term investments and cash and cash equivalents. The Manager is entitled to receive an annual management fee from the Fund regardless of whether the Fund is profitable in that year. The annual fee, payable monthly, is equal to 2.5% of total capital contributed by shareholders, net of cumulative dry-hole costs incurred.

With respect to the payment of management fees, prior to the production of the Fund’s projects, all or a portion of the management fee is paid generally from the interest or dividend income generated by the Fund’s development capital that has not been spent, although the management fee can be paid out of capital contributions. Such interest and/or dividend income is expected to be sufficient to cover Fund expenses, including the management fee. Generally, it can take anywhere from 18 to 24 months to bring a project to production. Once a well is on production, the management fee and fund expenses are paid from operating income. Over time, as a well produces, the Fund may recover some or the entire management fee that may have been paid out of capital contributions.

Distributions are funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations, reserve requirements and Fund operations.

The capital raised by the Fund in its private placement is more than likely all the capital it will be able to obtain for investments in projects. The number of projects in which the Fund can invest will naturally be limited and each unsuccessful project the Fund experiences, if any, will not only reduce its ability to generate revenue, but also exhaust its limited supply of capital. Typically the Manager seeks an investment portfolio that combines high and low risk exploratory projects.

When the Manager makes a decision for participation in a particular project, it assumes that the well will be successful and allocates enough capital to budget for the completion of that well and the additional development wells that are anticipated to be drilled. If the exploratory well is deemed a dry-hole or if it is un-economical, the capital allocated to the completion of that well and to the development of additional wells is then reallocated to a new project or used to make additional investments.

Off-Balance Sheet Arrangements

The Fund had no off-balance sheet arrangements as of December 31, 2007 and does not anticipate the use of such arrangements in the future.

Contractual Obligations

The Fund enters into operating agreements with Operators. On behalf of the Fund, an Operator enters into various contractual commitments pertaining to exploration, development and production activities. The Fund does not negotiate any such contracts. No contractual obligations exist at December 31, 2007 other than those discussed in “Estimated Capital Expenditures” above.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 3. PROPERTIES

The information regarding the Fund’s properties that is contained in Item 1. “Business” under the heading “Properties” of this Registration Statement is incorporated herein by reference.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Shares as of April 18, 2008 (no person owns more than 5% of the Shares) by:

•	each executive officer (there are no directors); and

•	all of the executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all Shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 513.1226 Shares outstanding at December 31, 2007. Other than as indicated below, no officer and director owns any of the Fund’s Shares.

Name of beneficial owner	Number of Shares	Percent

Robert E. Swanson (1), President and Chief Executive Officer	1.000	*
Executive officers as a group (1)	1.000	*

* Represents less than one percent.

(1) Includes Shares owned by the spouse of Mr. Swanson or one of his trusts.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The Fund has engaged Ridgewood Energy as Manager. The Manager has very broad authority, including the power to elect the executive officers of the Fund. Executive officers of Ridgewood Energy and the Fund and their ages at December 31, 2007 are as follows:

Name, Age and Position with Registrant	Officer Since

Robert E. Swanson, 60
President and Chief Executive Officer	1982

W. Greg Tabor, 47
Executive Vice President and
Director of Business Development	2004

Robert L. Gold, 49
Executive Vice President	1987

Kathleen P. McSherry, 42
Executive Vice President and
Chief Financial Officer	2000

Daniel V. Gulino, 47
Senior Vice President and General Counsel	2003

Adrien Doherty, 55
Executive Vice President	2006

Set forth below is the name of, and certain biographical information regarding the executive officers of Ridgewood Energy and the Fund:

Robert E. Swanson has served as the President, Chief Executive Officer, sole director, and sole stockholder of Ridgewood Energy since its inception. Mr. Swanson is also the controlling member of Ridgewood Power and Ridgewood Capital, affiliates of Ridgewood Energy. Mr. Swanson has been President and registered principal of Ridgewood Securities and has served as the Chairman of the Board of Ridgewood Capital since its organization in 1998. Mr. Swanson is a member of the New York State and New Jersey State Bars, the Association of the Bar of the City of New York and the New York State Bar Association. He is a graduate of Amherst College and Fordham University Law School.

Greg Tabor has served as the Executive Vice President and Director of Business Development for Ridgewood Energy since January 2004. Mr. Tabor was senior business development manager for El Paso Production Company from December 2001 to December 2003. From April 2000 to December 2001, Mr. Tabor was Vice President, Business Development for Madison Energy Advisors. Mr. Tabor is a graduate of the University of Houston.

Robert L. Gold has served as the Executive Vice President of Ridgewood Energy since 1987. Mr Gold has also served as the President and Chief Executive Officer of Ridgewood Capital since its inception in 1998. Mr. Gold is a member of the New York State Bar. He is a graduate of Colgate University and New York University School of Law.

Kathleen P. McSherry has served as the Executive Vice President and Chief Financial Officer of Ridgewood Energy since 2000. Ms. McSherry has been employed by Ridgewood Energy since 1987, first as the Assistant Controller and then as the Controller before being promoted to Chief Financial Officer in 2000. Ms. McSherry also serves as Vice President of Systems and Administration of Ridgewood Power. Ms. McSherry holds a Bachelor of Science degree in Accounting.

Daniel V. Gulino has served as Senior Vice President and General Counsel of Ridgewood Energy since August 2003. Mr. Gulino also serves as Senior Vice President and General Counsel of Ridgewood Power Management, Ridgewood Power, and Ridgewood Capital and has done so since 2000. Mr. Gulino is a member of the New Jersey State and Pennsylvania State Bars. He is a graduate of Fairleigh Dickinson University and Rutgers School of Law.

Adrien Doherty has served as Executive Vice President of Ridgewood Energy since 2006. Mr. Doherty joined Ridgewood Energy after a thirty year career in investment banking, most recently as Head of Barclay’s Capital’s oil and gas banking effort. Mr. Doherty is a graduate of Amherst College and the Wharton Graduate Division of the University of Pennsylvania.

ITEM 6. EXECUTIVE COMPENSATION

The executive officers of the Fund do not receive compensation from the Fund. The Manager, or its affiliates, compensates the officers without additional payments by the Fund. See Item 7. “Certain Relationships and Related Transactions and Director Independence” for more information regarding Manager compensation and payments to affiliated entities.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Fund incurred and paid a one-time investment fee to the Manager of 4.5% of initial capital contributions. Fees are payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred. For the year ended December 31, 2007 investment fees were $3.4 million.

The LLC Agreement provides that the Manager render management, administrative and advisory services. For such services, the Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole costs incurred by the Fund. Management fees of $1.6 million were incurred during the year ended December 31, 2007.

The Fund incurred an offering fee, payable to the Manager, totaling $2.7 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund for the year ended December 31, 2007. Such offering fee was included in syndication costs of $8.7 million.

In 2007, Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, was paid selling commissions and placement fees of $61 thousand and $0.7 million, respectively, for Shares sold of the Fund. Such amounts are included in syndication costs.

From time to time, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business. At December 31, 2007, the Manager owed the Fund $6 thousand related to an overpayment of expenses, which is included in other current assets.

None of the compensation to be received by the Manager has been derived as a result of arm’s length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.

Board of Directors

The Fund does not have its own board of directors. The Fund relies upon the Manager to provide recommendations regarding dispositions and financial disclosure. Officers of the Fund are not compensated by the Fund, and all compensation matters are addressed by the Manager, as described in Item 6. “Executive Compensation” of this Registration Statement.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no established public trading market for the Shares of membership interest of the Fund. The Fund is not currently offering or proposing to offer any Shares for sale to the public. There are no outstanding options or warrants to purchase, or securities convertible into Shares and the Fund does not have any equity-based compensation plans. The Shares are restricted as to resale. Shareholders wishing to transfer Shares should also consider the applicability of state securities laws. The Shares have not been registered under the Securities Act or under any other similar law of any state, except for certain registrations that do not permit free resale, in reliance upon what the Fund believes to be exemptions from the registration requirements contained therein. Because the Shares have not been registered under the Securities Act, they are restricted securities as defined in Rule 144 under the Securities Act.

At April 18, 2008, there were 884 record holders of Shares.

To date, the Fund has not declared or paid cash dividends to the Fund shareholders. The Manager may distribute dividends from available cash from operations as defined in the LLC Agreement.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

During the period from January 3, 2007 until May 16, 2007, the Fund issued an aggregate of 513.1226 Shares for gross proceeds of $76.0 million. All sales of unregistered securities were made in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. All such sales were made without the use of an underwriter. All purchasers of Shares represented and warranted to the Fund that they were accredited investors as defined in Rule 501(a) under the Securities Act and that the Shares were being purchased for investment purposes and not for resale.

From the amount raised, $8.7 million was disbursed for commissions and legal syndication fees. Additionally, $3.4 million was paid as an investment fee to the Manager for the investigation and evaluation of investment property prospects. Remaining funds are expected to be used for exploration and development activities of oil and gas properties as well as the operation of the Fund.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The Shares to be registered hereunder are Shares of membership interest in the Fund, which is a limited liability company. The following is a summary of certain provisions of the LLC Agreement.

Control of LLC Operations

The powers vested in the Manager under the LLC Agreement are broad. The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund.

The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Amendments and Voting Rights

The Manager may amend the LLC Agreement without notice to or approval of the holders of Shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law; to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased.

Other amendments to the LLC Agreement may be proposed either by the Manager or by Fund shareholders. A vote on the proposal may be made by either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total Shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting rights without the shareholder’s consent. Any amendment that changes the Manager’s management rights, other than the removal of the Manager, requires the consent of the Manager. Generally, shareholders have no right to vote on matters not involving an amendment to the LLC Agreement or the removal of the Manager. However, if any other matter does require a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the total Shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total Shares for purposes of determining the number of votes cast or not cast.

For all purposes, a majority of the Shares is a majority of the issued and outstanding Shares, including those owned, if any, by the Manager or its affiliates. A majority of the Shares voted is insufficient if it is less than a majority of the outstanding Shares.

The consent of a majority of the shares is required (ii) in order to dissolve, liquidate or terminate the Fund, (ii) to remove or add a Manager, (iii) to convert the Fund into corporate form and (iv) to amend the LLC Agreement, other than in circumstances in which such amendment is minor, intended to cure a mistake, comply with law or is otherwise curative in nature and will not result in similarly situated shareholders being treated materially different.

Participation in Costs and Revenues

Available cash determines what amounts in cash the Fund will be able to distribute in cash to shareholders. There are two types of available cash:

•

available cash from dispositions is total cash received by the Fund from the proceeds of the sale or other disposition of the Fund’s Property (including items such as insurance proceeds, refinancing proceeds, condemnation proceeds and other amounts received out of the ordinary course of business), but excluding dispositions of temporary investments of the Fund; and

•	available cash from operations is all other available cash.

Available cash from dispositions and available cash from operations are further defined in the LLC Agreement and are not defined by, and are not the same as, similar concepts under GAAP.

There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Fund believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions from Operations

At various times during a calendar year, the Fund will determine whether there is enough available cash from operations for a distribution to shareholders. The amount of available cash from operations determined to be available, if any, will be distributed to the shareholders. At all times, the Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions of Available Cash from Dispositions

Available cash from dispositions that the Fund decides to distribute will be paid as follows:

•

before shareholders have received total distributions (including distributions from available cash from operations and available cash from dispositions) equal to their capital contributions, 99% of available cash from dispositions will be distributed to shareholders and 1% to the Manager; and

•

after shareholders have received total distributions (including available cash from operations and available cash from dispositions) equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

General Distribution Provisions

Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of shareholder Shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of its compensation from the Fund or distributions otherwise payable to the Manager.

Return of Capital Contributions

If the Fund for any reason at any time does not find it necessary or appropriate to retain or expend all capital contributions, it may, in its sole discretion, return any or all of such excess capital contributions ratably to shareholders. A return of capital contributions is not treated as a distribution. The Fund and the Manager will not be required to return any fees deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund. The shareholders will be notified of the source of the payment. Any such return of capital will decrease the shareholders’ capital contributions.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

The LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder to contribute more money after the completion of such shareholder’s subscription and payment of such shareholder’s initial capital contribution.

If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of Shares in the Fund. The LLC Agreement provides the Manager with discretion in determining the nature, scope, amount and terms of such supplemental offering.

A shareholder who elects to not participate in any supplemental offering of Shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of shareholders who are holders of record of at least a majority of the total shareholder Shares. Removal of a Manager causes the Fund to terminate the Fund’s operations and dissolve the Fund unless a majority of the Shares elects to continue operations. The shareholders may replace the removed Manager or fill a vacancy by vote of shareholders who hold of record a majority of the total Shares.

If the Manager is removed, resigns (other than voluntarily without cause) or is unable to serve, it may elect to exchange its management rights and rights to distributions, if any, for a series of cash payments from the Fund in amounts equal to the amounts of distributions to which the Manager would otherwise have been entitled under the LLC Agreement in respect of investments made by the Fund prior to the date of any such removal, resignation or other incapacity. The removed Manager would continue to receive its pro rata share of all allocations to shareholders as provided in the LLC Agreement which are attributable to any shareholder Shares owned by it.

Alternatively, the removed Manager may elect to engage a qualified independent appraiser and cause the Fund to engage another qualified independent appraiser (at the Fund’s expense in each case) to value the Fund property as of the date of such removal, resignation or other incapacity as if the property had been sold at its fair market value so as to include all unrealized gains and losses. If the two appraisers cannot agree on a value, they would appoint a third independent appraiser (whose cost would be borne by the Fund) whose determination, made on the same basis, would be final and binding.

Based on the appraisal, the Fund would make allocations to the removed Manager’s capital account of profits, losses and other items resulting from the appraisal as of the date of such removal, resignation or other incapacity as if the Fund’s fiscal year had ended, solely for the purpose of determining the Manager’s capital account. If the removed Manager has a positive capital account after such allocation, the Fund would deliver a promissory note of the Fund to the Manager, the principal amount of which would be equal to the Manager’s capital account and which would bear interest at a rate per annum equal to the prime rate in effect at JP Morgan Chase Bank, N.A. on the date of removal, resignation or other incapacity, with interest payable annually and unpaid principal payable only from 25% of any available cash before any distributions thereof are made to the shareholders under the LLC Agreement.

If the capital account of the removed Manager has a negative balance after such allocation, it would be obligated to contribute to the capital of the Fund in its sole discretion either cash in an amount equal to the negative balance in its capital account or a promissory note to the Fund in such principal amount maturing five years after the date of such removal, resignation or other incapacity, bearing interest at the rate specified above. If the removed Manager chose to elect the appraisal alternative, its entire interest in the Fund would be terminated other than the right to receive the promissory note and payments thereunder as provided above.

Dissolution of Fund

The Fund will wind up, dissolve and terminate its operations on the earliest to occur of (a) December 31, 2047, (b) the sale of substantially all of the Fund’s property, (c) the removal, dissolution, resignation, insolvency, bankruptcy, death or other legal incapacity or disqualification of the Manager, (d) the vote of either all shareholders or of the Manager and shareholders who own at least a majority of the shareholder Shares of record or (e) any other event requiring dissolution by law unless, subsequent to the occurrence of such an event, (i) the Manager and shareholders who own at least a majority of the Shares of record or (ii) if there is no Manager, shareholders who own at least a majority of the Shares of record, elect to continue the Fund. The Manager (or in the absence thereof, a liquidating trustee chosen by the shareholders) will liquidate the Fund’s assets if the Fund is not so continued.

Transferability of Interests

No shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substituted shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder other than the right to receive distributions attributable to the transferred interest unless (i) such transferee has been approved and accepted by the Fund, in its sole and absolute discretion, as a substituted shareholder, and (ii) certain other requirements set forth in the LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws and the Investment Company Act of 1940) have been satisfied.

The Manager may not resign except for cause (which cause does not include the fact or determination that continued service would be unprofitable to it) and may not transfer its interest in the Fund except to pledge it as security for a loan to the Manager if the pledge does not reduce cash flow distributable to other shareholders.

Liability

Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a shareholder will not be personally liable under Delaware law for any obligations of the Fund, except to the extent of any unpaid capital contributions, except for the amount of any wrongful distributions that render the Fund insolvent and except for indemnification liabilities arising from any misrepresentation made by him or her to the Fund when purchasing Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware Limited Liability Company Act permits a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands made against them. Under the LLC Agreement, a “Covered Person”, which is defined to include, among others, the Manager and its officers, directors, employees, agents, consultants, fiduciaries and others who may be acting when acting on behalf of the Fund, is defended, indemnified and held harmless by the Fund against all costs (including attorneys fees), judgments and claims against them in connection with any threatened, pending or completed action, suit, appeal or other proceeding, when acting on behalf of the Fund, provided however, that such indemnification does not apply to any liability arising out of the negligent act or omission of such covered person or constitutes a breach of the implied contractual covenant of good faith and fair dealing.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information regarding the Fund’s Financial Statements and Supplementary Data that is contained in Item 15. “Financial Statements and Exhibits” of this Registration Statement on Form 10 is incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Financial Statements

See “Index to Financial Statements” set forth on page F-1.

(b) Exhibits:

EXHIBIT NUMBER	TITLE OF EXHIBIT

3.1	Articles of Formation of Ridgewood Energy V Fund, LLC dated November 21, 2006 and filed with the Secretary of State of the State of Delaware on November 22, 2006

3.2	Limited Liability Company Agreement between Ridgewood Energy Corporation and Investors of Ridgewood Energy V Fund, LLC dated January 3, 2007

3.3	Private Offering Memorandum, dated January 3, 2007

10.1	Participation Agreement between Newfield Exploration Company and Ridgewood Energy Corporation as Manager for West Cameron 149

10.2	Participation Agreement between Helis Oil & Gas Company, L.L.C., Houston Energy, L.P., Challenger Minerals Inc., Zenergy, Inc., and Ridgewood Energy Corporation as Manager for Eugene Island 29

10.3	Participation Agreement between LLOG Exploration Offshore, Inc. and Ridgewood Energy Corporation as Manager for Mississippi Canyon 489/490

10.4	Participation Agreement between Newfield Exploration Company and Ridgewood Energy Corporation as Manager for West Cameron 296

10.5	Participation Agreement between Newfield Exploration Company and Ridgewood Energy Corporation as Manager for Eugene Island 346/347

10.6	Participation Agreement between Helis Oil & Gas Company, L.L.C. and Ridgewood Energy Corporation as Manager for Eugene Island 79/82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Manager of Ridgewood Energy V Fund, LLC:

We have audited the accompanying balance sheet of Ridgewood Energy V Fund, LLC (an exploratory stage enterprise) (the “Fund”) as of December 31, 2007, the related statements of operations, changes in members’ capital and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Energy V Fund, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 18, 2008
Parsippany, New Jersey

RIDGEWOOD ENERGY V FUND, LLC
(An exploratory stage enterprise)
BALANCE SHEET
(in thousands, except share data)

December 31, 2007

ASSETS
Current assets:
Cash and cash equivalents	$21,611
Short-term investments in marketable securities	20,371
Other current assets	206

Total current assets	42,188

Salvage fund	1,017

Oil and gas properties:
Advance to operator for working interests and expenditures	225
Unproved properties	12,856

Total oil and gas properties	13,081

Total assets	$56,286

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Due to operator	$1,786
Accrued expenses payable	170

Total current liabilities	1,956

Commitments and contingencies (Note 8)

Members’ capital:
Manager:
Deficit accumulated during the exploratory stage	(403)

Manager’s total	(403)

Shareholders:
Capital contributions (850 shares authorized; 513.1226 shares issued and outstanding)	76,006
Syndication costs	(8,675)
Deficit accumulated during the exploratory stage	(12,598)

Shareholders’ total	54,733

Total members’ capital	54,330

Total liabilities and members’ capital	$56,286

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY V FUND, LLC
(An exploratory stage enterprise)
STATEMENT OF OPERATIONS
(in thousands, except per share data)

Year ended December 31, 2007

Revenue
Oil and gas revenue	$—

Expenses
Dry-hole costs	9,124
Investment fees to affiliate (Note 6)	3,448
Management fees to affiliate (Note 6)	1,566
Other operating expenses	22
General and administrative expenses	668

Total expenses	14,828

Loss from operations	(14,828)
Other income
Interest income	1,827

Net loss	$(13,001)

Manager Interest
Net loss	$(403)

Shareholder Interest
Net loss	$(12,598)
Net loss per share	$(24,552)

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY V FUND, LLC
(An exploratory stage enterprise)
STATEMENT OF CHANGES IN MEMBERS’ CAPITAL
(in thousands, except share data)

	# of Shares	Manager	Shareholders	Total

Balances, January 1, 2007	—	$—	$—	$—

Shareholders’ capital contributions	513.1226	—	76,006	76,006
Syndication costs (includes the Manager’s offering fees of $2,682 and Ridgewood Securities Corporation’s selling commissions and placement fees of $61 and $739, respectively, Note 6)	—	—	(8,675)	(8,675)
Net loss	—	(403)	(12,598)	(13,001)

Balances, December 31, 2007	513.1226	$(403)	$54,733	$54,330

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY V FUND, LLC
(An exploratory stage enterprise)
STATEMENT OF CASH FLOWS
(in thousands)

Year ended December 31, 2007

Cash flows from operating activities
Net loss	$(13,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Dry-hole costs	9,124
Interest earned on marketable securities	(371)
Changes in assets and liabilities:
Increase in other current assets	(87)
Increase in accrued expenses payable	170

Net cash used in operating activities	(4,165)

Cash flows from investing activities
Payments to operators for working interests and expenditures	(225)
Capital expenditures for oil and gas properties	(20,313)
Salvage fund investments	(1,017)
Investment in marketable securities	(20,000)

Net cash used in investing activities	(41,555)

Cash flows from financing activities
Contributions from shareholders	76,006
Syndication costs paid	(8,675)

Net cash provided by financing activities	67,331

Net increase in cash and cash equivalents	21,611

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$21,611

Supplemental schedule of non-cash investing activities

Accrual for capital expenditures in oil and gas properties reclassified to dry-hole costs	$936

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD ENERGY V FUND, LLC
(An exploratory stage enterprise)
NOTES TO FINANCIAL STATEMENTS

1. Organization and Purpose

The Ridgewood Energy V Fund, LLC (the “Fund”) (an exploratory stage enterprise), a Delaware limited liability company, was formed on November 21, 2006 and operates pursuant to a limited liability company agreement (the “LLC Agreement”) dated as of January 3, 2007 by and among Ridgewood Energy Corporation (the “Manager”), and the shareholders of the Fund. Although the date of formation is November 21, 2006, the Fund did not begin business activities until January 3, 2007 when it began its private offering of shares of LLC membership interest (the “Shares”).

The Fund was organized to acquire, drill, construct and develop oil and natural gas properties located in the United States offshore waters of Texas, Louisiana and Alabama in the Gulf of Mexico. The Fund has devoted most of its efforts to raising capital and oil and natural gas exploration activities. To date, the Fund has not earned revenue from these operations and is considered in the exploratory stage.

The Manager performs, or arranges for the performance of, the management and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with outside custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required. See Notes 2, 6 and 8.

2. Summary of Significant Accounting Policies

Exploratory Stage Enterprise
Management uses various criteria to evaluate whether the Fund is an exploratory stage enterprise, including but not limited to, the success of drilling, the timing, significance, quality and flow of production and the results of reserve reports obtained from experts. On a case by case basis, once a project begins production, management performs diligent analysis at regular intervals utilizing the various criteria noted above to determine the appropriate classification of the Fund as an exploratory stage entity. Based on such an analysis, management has determined the Fund continues to be an exploratory stage enterprise. As the Fund did not have business activities prior to 2007, it has not included inception to date statements of operations, changes in members’ capital or cash flows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Manager reviews its estimates, including those related to amounts advanced to and billed by Operators, determination of proved reserves, impairment and asset retirement obligations. Actual results may differ from those estimates.

Cash and Cash Equivalents
All highly liquid investments with maturities when purchased of three months or less are considered as cash and cash equivalents. At times, bank deposits may be in excess of federal insured limits. At December 31, 2007, bank balances inclusive of the salvage fund exceeded federally insured limits by $21.4 million. The Fund maintains bank deposits with accredited financial institutions to mitigate such risk.

Investments in Marketable Securities
At times the Fund may purchase short-term investments comprised of US Treasury Bills and Notes with maturities greater than three months that are considered held-to-maturity investments. Held-to-maturity securities are those investments that the Fund has the ability and intent to hold to maturity. Held-to-maturity investments are recorded at cost plus accrued income, adjusted for the amortization of premiums and discounts, which approximate fair value. Interest income is accrued as earned. At December 31, 2007, the Fund had held-to-maturity investments, inclusive of the salvage fund, totaling $21.4 million that matured in February 2008.

Salvage Fund
Pursuant to the Fund’s LLC Agreement, the Fund deposits in a separate interest-bearing account, or a salvage fund, money to provide for dismantling production platforms and facilities, plugging and abandoning the wells and removing the platforms, facilities and wells after their useful lives, in accordance with applicable federal and state laws and regulations.

Interest earned on the account will become part of the salvage fund. There are no legal restrictions on withdrawals from the salvage fund.

Oil and Natural Gas Properties
Investments in oil and natural gas properties are operated by unaffiliated entities (the “Operators”) that are responsible for drilling, administering and producing activities pursuant to the terms of the applicable Operating Agreements with working interest owners. The Fund’s portion of exploration, drilling, operating and capital equipment expenditures relating to the wells are advanced and billed by Operators through authorization for expenditures.

The successful efforts method of accounting for oil and gas producing activities is followed. Acquisition costs are capitalized when incurred. Other oil and natural gas exploration costs, excluding the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending the determination of whether the wells have discovered proved commercial reserves. If proved commercial reserves have not been found, exploratory drilling costs are expensed to dry-hole expense. Costs to develop proved reserves, including the costs of all development wells and related facilities and equipment used in the production of natural crude oil and natural gas, are capitalized. Expenditures for ongoing repairs and maintenance of producing properties are expensed as incurred.

Upon the sale or retirement of a proved property, the cost and related accumulated depletion and amortization will be eliminated from the property accounts, and the resultant gain or loss is recognized. On the sale or retirement of an unproved property, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed for impairment. The Manager does not currently intend to sell any of the Fund’s property interests.

Capitalized acquisition costs of producing oil and natural gas properties after recognizing estimated salvage values are depleted by the unit-of-production method.

As of December 31, 2007 amounts recorded in due to operators totaling $1.8 million, related to capital expenditures for oil and gas property. These liabilities were paid during the first quarter of 2008.

Advances to Operators for Working Interests and Expenditures
The Fund’s acquisition of a working interest in a well or a project requires it to make a payment to the seller for the Fund’s rights, title and interest. The Fund is required to advance its share of estimated cash outlay for the succeeding month’s operation. The Fund accounts for such payments as advances to operators for working interests and expenditures. As drilling costs are incurred, the advances are transferred to unproved properties.

Asset Retirement Obligations
For oil and natural gas properties, there are obligations to perform removal and remediation activities when the properties are retired. When a project reaches drilling depth and is determined to be either proved or dry, an asset retirement obligation is incurred. Plug and abandonment costs associated with unsuccessful projects are expensed as dry-hole costs.

2007

(in thousands)
Balance - January 1,	$—

Liabilities incurred	389
Liabilities settled	(389)

Balance - December 31,	$—

As indicated above, the Fund maintains a salvage fund to provide for the funding of future asset retirement obligations.

Syndication Costs
Direct costs associated with offering the Fund’s Shares including professional fees, selling expenses and administrative costs payable to the Manager, an affiliate of the Manager and outside brokers are reflected as a reduction of shareholders’ capital.

Revenue Recognition and Production Receivable
Oil and natural gas sales are recognized and a production receivable is recorded when delivery is made by the Operator to the purchaser and title is transferred (i.e. production has been delivered to a pipeline or transport vehicle). The Fund has not earned revenue from inception to date.

Upon production, the volume of oil and natural gas sold on the Fund’s behalf may differ from the volume of oil and natural gas the Fund to which the Fund is entitled. The Fund will account for such oil and natural gas production imbalances by the entitlements method. Under the entitlements method, the Fund will recognize a receivable from other working interest owners for volumes oversold by other working interest owners, and a payable to other working interest owners for volumes oversold by the Fund. At December 31, 2007, there were no oil or natural gas balancing arrangements between the Fund and other working interest owners.

Impairment of Long-Lived Assets
In accordance with the provisions of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets”, long-lived assets, such as oil and natural gas properties, are evaluated when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is made by comparing the carrying values of long-lived assets to the estimated future undiscounted cash flows attributable to the asset. The impairment loss recognized is the excess of the carrying value over the future discounted cash flows attributable to the asset or the estimated fair value of the asset. No impairments have been recorded in the Fund since inception.

Depletion and Amortization
Depletion and amortization of the cost of proved oil and natural gas properties are calculated using the units-of-production method. Proved developed reserves are used as the base for depleting the cost of successful exploratory drilling and development costs. The sum of proved developed and proved undeveloped reserves is used as the base for depleting or amortizing leasehold acquisition costs, the costs to acquire proved properties and platform and pipeline costs. The Fund has not begun production as of December 31, 2007 and therefore, has not recorded depletion and amortization.

Income Taxes
No provision is made for income taxes in the financial statements. The Fund is a limited liability company and as such the income or losses are passed through and included in the tax returns of the Fund’s shareholders.

Income and Expense Allocation
Profits and losses are allocated 85% to shareholders in proportion to their relative capital contributions and 15% to the Manager, except for interest income and certain expenses such as dry-hole costs, fiduciary fees, depletion and amortization, which are allocated 99% to shareholders and 1% to the Manager.

3. Recent Accounting Standards

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option (i) is applied instrument by instrument, with a few exceptions; (ii) is irrevocable; and (iii) is applied only to entire instruments and not to portions of instruments. The statement requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 will not have a material impact on its financials. The Fund did not elect to measure existing assets and liabilities at fair value on the date of adoption.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS No.157”), which applies under most other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 provides a common definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants. The new standard also provides guidance on the methods used to measure fair value and requires expanded disclosures related to fair value measurements. SFAS No. 157 had originally been effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB has agreed on a one year deferral for all non-financial assets and liabilities. The Fund believes this guidance will not have a material impact on the financial statements.

4. Unproved Properties - Capitalized Exploratory Well Costs

Leasehold acquisition and exploratory drilling costs are capitalized pending determination of whether the well has found proved reserves. Unproved properties are assessed on a quarterly basis by evaluating and monitoring if sufficient progress is made on assessing the reserves.

The following table reflects the net changes in unproved properties for the years ended December 31, 2007. As of December 31, 2007, the Fund had no capitalized exploratory well costs greater than one year.

December 31, 2007

(in thousands)

Balance - January 1,	$—

Additions to capitalized exploratory well costs pending the determination of proved reserves	12,856
Reclassifications to proved properties based on the determination of proved reserves	—
Capitalized exploratory well costs charged to dry hole costs	—

Balance - December 31,	$12,856

Capitalization costs are expensed as dry-hole costs in the event that reserves are not found or are not in sufficient quantities to complete the well and develop the field. Dry-hole costs are detailed in the table below.

Year ended December 31, 2007

(in thousands)
Dry-hole costs
Eugene Island 79/82	$3,180
Mississippi Canyon 490	3,264
West Cameron 296	2,680

$9,124

5. Distributions

Distributions to shareholders are allocated in proportion to the number of Shares held.

The Manager will determine whether available cash from operations, as defined in the LLC Agreement, is to be distributed. Such distribution will be allocated 85% to the shareholders and 15% to the Manager, as defined in the LLC Agreement.

Available cash from dispositions, as defined in the LLC Agreement, will be paid 99% to shareholders and 1% to the Manager until the shareholders have received total distributions equal to their capital contributions. After shareholders have received distributions equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

There have been no distributions made by the Fund since its inception.

6. Related Parties

The Fund incurred and paid a one-time investment fee to the Manager of 4.5% of initial capital contributions. Fees are payable for services of investigating and evaluating investment opportunities and effecting transactions and are expensed as incurred. For the year ended December 31, 2007 investment fees were $3.4 million.

The LLC Agreement provides that the Manager render management, administrative and advisory services. For such services, the Manager receives an annual management fee, payable monthly, of 2.5% of total capital contributions, net of cumulative dry-hole costs incurred by the Fund. Management fees of $1.6 million were incurred during the year ended December 31, 2007.

The Fund incurred an offering fee, payable to the Manager, totaling $2.7 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares of the Fund for the year ended December 31, 2007. Such offering fee was included in syndication costs of $8.7 million.

In 2007, Ridgewood Securities Corporation, a registered broker-dealer affiliated with the Manager, was paid selling commissions and placement fees of $61 thousand and $0.7 million, respectively, for Shares sold of the Fund. Such amounts are included in syndication costs.

From time to time, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business. At December 31, 2007, the Manager owed the Fund $6 thousand related to an overpayment of expenses, which is included in other current assets.

None of the compensation to be received by the Manager has been derived as a result of arm’s length negotiations.

The Fund has working interest ownership in certain projects to acquire and develop oil and natural gas projects with other entities that are likewise managed by the Manager.

7. Fair Value of Financial Instruments

At December 31, 2007, the carrying value of cash and cash equivalents, short-term investments in marketable securities, salvage fund, and accrued expenses payable approximate fair value.

8. Commitments and Contingencies

Capital Commitments
The Fund has entered into multiple offshore operating agreements for the drilling and development of its investment properties. The estimated capital expenditures associated with these agreements can vary depending on the stage of development on a property-by-property basis. As of December 31, 2007, the Fund had commitments related to authorizations for expenditures totaling $2.5 million for properties. If the properties were to be successful, the Fund would make additional expenditures totaling $6.5 million related to the completion of these properties.

Environmental Considerations
The exploration for and development of oil and natural gas involves the extraction, production and transportation of materials which, under certain conditions, can be hazardous or cause environmental pollution problems. The Manager and the Operators are continually taking action they believe appropriate to satisfy applicable federal, state and local environmental regulations and do not currently anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect upon capital expenditures, results of operations or the competitive position of the Fund in the oil and natural gas industry. However, due to the significant public and governmental interest in environmental matters related to those activities, the Manager cannot predict the effects of possible future legislation, rule changes, or governmental or private claims. At December 31, 2007, there were no known environmental issues that required the Fund to record a liability.

Insurance Coverage
The Fund is subject to all risks inherent in the exploration for and development of oil and natural gas. Insurance coverage as is customary for entities engaged in similar operations is maintained, but losses may occur from uninsurable risks or amounts in excess of existing insurance coverage. The occurrence of an event which is not insured or not fully insured could have an adverse impact upon earnings and financial position. Moreover, insurance is obtained as a package covering all of the Manager’s investment programs and it allocated to the Fund. Claims made by other such programs can reduce or eliminate insurance for the Fund.

9. Subsequent Events

Eugene Island 29
In October 2007, the Fund acquired a 40% working interest in the exploratory project Eugene Island 29 from Zenergy, Inc. (“Zenergy”), the operator. The well began drilling in February 2008. In April 2008, the Fund was informed by Zenergy that the well being drilled on the Eugene Island 29 lease block did not have commercially productive quantities of either natural gas or oil and had been deemed an unsuccessful well, or dry hole. The Fund had not made capital expenditures related to this property at December 31, 2007, however, the Fund expects to record dry-hole costs, including plug and abandonment expenses, of $3.7 million in 2008 related to this dry hole.

Ridgewood Energy V Fund, LLC
Supplementary Financial Information
Information about Oil and Natural Gas Producing Activities - Unaudited

In accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and natural gas exploration and producing activities of the Fund.

The Fund is engaged solely in oil and natural gas activities, all of which are located in the United States offshore waters of Louisiana in the Gulf of Mexico.

Table I - Capitalized Costs Related to Oil and Gas Producing Activities

December 31, 2007

(in thousands)
Advances to operators for working interests and expenditures	$225
Unproved oil and gas properties	12,856

Total oil and gas properties	$13,081

Table II - Costs Incurred in Exploration, Property Acquisitions and Development

Year ended December 31, 2007

(in thousands)
Exploratory drilling costs - capitalized	$13,081
Exploratory drilling costs - expensed	9,124
Geological costs	22

$22,227

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIDGEWOOD ENERGY V FUND, LLC

Date: April 18, 2008	By:	/s/ ROBERT E. SWANSON

Robert E. Swanson
Chief Executive Officer
(Principal Executive Officer)

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ ROBERT E. SWANSON	Chief Executive Officer	April 18, 2008
(Principal Executive Officer)
Robert E. Swanson

/s/ KATHLEEN P. MCSHERRY	Executive Vice President and Chief Financial Officer	April 18, 2008
(Principal Accounting Officer)
Kathleen P. McSherry

/s/ ROBERT E. SWANSON	Chief Executive Officer of the Manager	April 18, 2008

Robert E. Swanson